TERAWULF INC.

9 Federal Street

Easton, Maryland 21601

January 16, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention: Office of Crypto Assets

Re:	TeraWulf Inc. Amendment No. 1 to Registration Statement on Form S-3 Filed December 1, 2023 File No. 333-274788

Ladies and Gentlemen:

On behalf of TeraWulf Inc. (the “Company”), I am pleased to submit this letter in response to the written comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) received on December 27, 2023 (the “Comment Letter”) to the above-referenced Amendment No. 1 to Registration Statement on Form S-3 filed with the Commission by the Company on December 1, 2023 (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments and, concurrently with delivery of this letter, has filed with the Commission an amendment to the Registration Statement, which reflects these revisions (“Amendment No. 2”).

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter. Immediately below each reproduced comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 2 of the requested disclosure or revised disclosure. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-3

Prospectus Summary
Business Overview, page 4

1.	Refer to comment 2 and your revised disclosures on pages 5 - 6. We restate the comment in part. Please further revise to address the following points:

•	You disclose that your miners at the Lake Mariner Facility are "primarily comprised of Bitmain Antminer S19 series" miners. Please comprehensively describe the types of miners you own at this facility and quantify each respective type (e.g., number of Bitmain Antminer S19 series, etc.); and

•	Disclose the average downtime due to scheduled maintenance and non-scheduled maintenance of miners at the Nautilus Cryptomine Facility.

In response to the Staff’s comment, the Company has revised its disclosures under “Business Overview” on pages 5 through 6.

2.	Refer to comment 3 and your breakeven analysis on pages 7 - 8 describing the average cost of mining each bitcoin at the Lake Mariner Facility. We partially reissue the comment. Please revise to provide a comprehensive breakeven analysis, taking into account not only your operations at the Lake Mariner Facility, but also the Nautilus Cryptomine Facility, or advise otherwise. Additionally, please revise to clarify whether, and if so how, the cost of purchasing mining equipment factors into your analysis. Furthermore, clarify whether you finance the purchase of mining equipment and, if so, reflect financing costs in your analysis.

In response to the Staff’s comment, the Company has revised its disclosures under “Business Overview” on pages 7 through 9.

Please contact me at (646) 243-1873 if I can further assist your review of the Amendment No. 2.

Very truly yours,

TERAWULF INC.

By:	/s/ Stefanie Fleischmann
	Name:	Stefanie Fleischmann
	Title:	Chief Legal Officer

cc:   Lynwood E. Reinhardt, Reed Smith LLP

Anthony J. Marsico, Reed Smith LLP

Michael S. Lee, Reed Smith LLP